Exhibit 99.77(c)

ITEM 77C – Matters Submitted to a Vote of Security Holders

1.       On June 22, 2017 a Special Meeting of Shareholders of VY® FMR Diversified Mid Cap Portfolio, a series of Voya Investors Trust, was held at which the shareholders were asked to approve: (1) an Agreement and Plan of Reorganization by and between the VY® FMR Diversified Mid Cap Portfolio and Voya MidCap Opportunities Portfolio, providing for the reorganization of VY® FMR Diversified Mid Cap Portfolio with and into Voya MidCap Opportunities Portfolio.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
VY® FMR Diversified Mid Cap Portfolio	1*	37,179,749.473	1,529,859.066	2,929,624.861	41,639,233.400

* The proposal passed.